UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 1, 2023

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

Suite 1411

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed May 2, 2023, which can be found here.

Change in Broker Dealer

Effective September 21, 2023, the Company changed the broker-dealer of record from Rialto Markets LLC (“Rialto”) to Dalmore Group LLC (“the Broker Dealer”). The broker dealer of record is responsible for, among other things, processing transactions for potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. This change is not expected to result in any significant changes to the manner in which the Company conducts its Offering, or to the nature of the Company’s business or plan of operations.

Termination of Rialto Broker Dealer Agreement

In connection with the above, effective September 21, 2023, Rialto and the Company mutually agreed to terminate the Broker Dealer Agreement dated February 2, 2023 by and between the Company and Rialto that was previously filed as Exhibit 6.2 to the Company’s Form 1-A/A filed on March 24, 2023 with the SEC. As of September 21, 2023, the Company has raised $520,800.00, and the Company’s manager, Landa Management LLC (the “Manager”) has paid $2,604.00 in broker dealer fees to Rialto pursuant to the Broker Dealer Agreement with Rialto.

Entry into Dalmore Broker Dealer Agreement

In advance of, and in connection with the above, effective September 21, 2023 the Company has engaged the Broker Dealer as broker dealer of record, pursuant to the terms of a Broker Dealer Agreement (the “Broker Dealer Agreement”). Pursuant to the Broker Dealer Agreement, the Broker Dealer will serve as broker-dealer of record, including processing transactions for potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. The Broker Dealer will have access to the subscription information provided by investors through the Landa Platform. The Broker Dealer will not solicit any investors on the Company’s behalf, act as underwriter, or provide investment advice or recommendations to investors. The Broker Dealer is a broker-dealer registered with the SEC and a member of the Financial Institution Regulatory Authority (“FINRA”) and Securities Investor Protection Corporation and will be registered in each state where the Offering occurs. Shares will not be offered or sold in states where the Broker Dealer is not registered as a broker dealer pursuant to the applicable state law or in any jurisdictions where it is not lawful to offer and sell the Shares.

As compensation for providing the services to the Company as described in the Broker Dealer Agreement, the Manager has agreed to pay the Broker Dealer a fee equal to up to 1% of the total amount raised in the Offering (up to a total maximum dollar amount of $255,000), as described in the Broker Dealer Agreement. The Broker Dealer will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the Offering. The Broker Dealer Agreement has a 12-month term and will renew automatically for successive 12-month terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Pursuant to the Broker Dealer Agreement, the Company agreed to indemnify the Broker Dealer and each of its affiliates and their respective representatives and agents for any loss, liability, judgment, arbitration award, settlement, damage or cost (which we refer to as losses) incurred in any third-party suit, action, claim, demand or similar proceeding (which we refer to, collectively, as a proceeding) arising out of (i) our breach of any provision of the Broker Dealer Agreement, (ii) our wrongful acts or omissions, or (iii) the Offering.

The foregoing is a summary of the terms of the Broker Dealer Agreement does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Broker Dealer Agreement, a copy of which is filed as Exhibit 6.1 to this report.

Change in Transfer Agent

Effective September 21, 2023, the Company changed its transfer agent and registrar for the Shares from Securitize LLC (“Securitize”) to Landa Transfer Agent LLC (the “Transfer Agent”), an affiliate of the Manager and the Company. The Transfer Agent is registered with the SEC. The Broker Dealer will pay the Transfer Agent a shareholder recording fee equal to $0.40 per Closing (the “Recording Fee”). This change is not expected to result in any significant changes to the manner in which the Company conducts its Offering, or to the nature of the Company’s business or plan of operations.

In connection with the above, the Company terminated its agreement with Securitize and entered into a Platform Services, Transfer Agent and Registrar Agreement with the Transfer Agent and the Broker Dealer (the “TA Agreement”). The foregoing is a summary of the terms of the TA Agreement and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the TA Agreement, a copy of which is filed as Exhibit 6.2 to this report.

Mortgage Loan

On September 1, 2023, the Company entered into a first mortgage loan with the Landa Series LLC listed in the table below, pursuant to the terms outlined in the table (the “Mortgage Loan”). The Mortgage Loan is secured by the underlying property owned by the respective Landa Series LLC located at the following address: 773 Villa Way, Jonesboro, Georgia, 30238. The Company notes that the Landa Series LLC and its manager (Landa Holdings) are each an affiliate of the Company and the Manager. The Mortgage Loan represents approximately 65% of the target loan to value ratio of the Landa Series LLC and will be used by the Landa Series LLC to directly fund the acquisition of the property and to repay all or a portion of existing indebtedness each held by a third party and an affiliate of the Manager.

Landa Series LLC Borrower	Loan Amount	Interest Rate	Loan Date	Maturity Date
Landa App LLC – 773 Villa Way Jonesboro GA LLC	$71,906	(1)	09/1/2023	09/1/2025

(1)	Bears interest at Overnight SOFR + 3.5%.

The foregoing is a summary of the terms of the Mortgage Loan and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Mortgage Loan, a final copy of which is filed as Exhibit 6.3 hereto.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Broker Dealer Agreement by and between Landa Financing LLC and Dalmore Group, LLC
6.2	Platform Services, Transfer Agent and Registrar Agreement by and between Landa Financing LLC, Dalmore Group, LLC and Landa Transfer Agent LLC
6.3	Mortgage Loan Agreement, by and between Landa Financing LLC and Landa App LLC – 773 Villa Way Jonesboro GA LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2023

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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